Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Transcript

Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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MANAGEMENT DISCUSSION SECTION
Gary R. Flaharty, Vice President, Investor Relations
Good morning. Welcome to Celle. Today is a beautiful day in Celle. Hope you all are enjoying the weather that we have today and it’s the perfect weather for the Analyst Conference as well the tour and it’s my pleasure to welcome you to the Celle Technology Center.
First of all, a couple of basics for this morning. From a safety standpoint there are no alarms planned for today, so if you do hear a fire alarm, it is indeed the real thing in which case we want to proceed orderly to the exits and to our muster point. We go out this door then turn to the right across the walkway and there is a stairway that will lead you down to the first floor, immediately out the doors to the large statue, immediately outside the doors here and will muster over that point.
If for any reason that exit is blocked, if you proceed to your left, through these doors and immediately a hard left there is another set of stairs that will take you downstairs. So that’s very important. If we have a fire alarm or any kind of alarm during the tour, please follow the instructions of your tour guide, they will make sure that you are taken care of safely and everything is okay. While we are on the subject of the tour, we will have safety glasses for you all and please wear those as you are directed by your tour guide.
Now as we get started here this morning I do want to cover a couple of forward-looking items. Today’s presentation may include forward-looking statements regarding expectations — our expectations for future events. Any forward-looking statement that we make is subject to various risk factors that could cause actual results to differ from our forecasts. We would ask that you refer to the risk factors set forth in this disclosure that you have in your material in front of you as well as the risk factors described more fully in our SEC filings, 10-K, 10-Q and the forward-looking statements in both our most recent earnings news release as well as our announcement on the proposed BJ Services acquisition.
With the exception of a few comments in this morning’s opening speech, any comments regarding BJ Services are actually going to be handled at the end of the day. So as we make those, however, we would ask that you refer again to this information, additional information on the proposed merger with Baker Hughes and BJ Services will be available both on the SEC website and the Baker Hughes website and that’s of course available free of charge.
Finally, one last comment that Baker Hughes, its directors, executive officers, other members of management and employees may be considered participants in the solicitation of proxies from Baker Hughes’ shareholders in connection with the acquisition.
So having gone through that let me talk a little bit about the agenda this morning and where we will be going. From 8:30 to 9 o’clock this morning Martin Craighead is going to give our COO key note and talk about the strategies for Baker Hughes as we go forward. Then we are going to have Belgacem Chariag and Khaled Nouh come up and talk a little bit about what’s going on in the Eastern Hemisphere and they will be followed up by Andy O’Donnell and Mauricio Figueiredo who will talk about the Western Hemisphere as well as Brazil.
We then have a break planned and we are going to come back from there with the presentation by Derek Mathieson on optimizing our product portfolio. We ask that you hold your questions during these three presentations until we get to the formal Q&A session and we’ve allotted some time for that. So you have a chance to address your questions not only to Martin and his direct reports, but any of the Baker Hughes’ management that’s in the room today. We’ll come back from that. We’ll have a short presentation by Johannes Witte about the Celle Technology Center. I think a number of people asked why Celle, and he’ll answer that questions and many others about this facility and
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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why its here in Celle, Germany. We’ll have lunch and then we’re going to take you on a tour of the facility.
It’s an impressive tour. We’re going to go about half way into the facility but we’ve got a lot of technology that’s been responsible for Baker Hughes success recently on the tour. We definitely want to get you an opportunity to see what’s available for Baker Hughes.
Following that we’ll come back here and we’ll have about 25 minutes. We’ll talk about not only the BJ Services merger but we’ll also have Chad’s final remarks and opportunity for some last Q&A and then we’ll have a small reception closing.
So with that let me turn it over to Martin Craighead. He’ll talk about executing our strategy. Martin?
Martin S. Craighead, Senior Vice President and Chief Operating Officer
Well, good morning, everybody. I hope everybody had a good time last night. I know we enjoyed getting — the chance to get to know each of you a little bit better. Before I begin, I think it’s appropriate to acknowledge someone who did a whole heck a lot of work to pull this whole thing together.
In addition, her name is Heike Preusse and it’s also Heike’s birthday today. She’s been with us for more than 25 years and as you can see she probably started when she was about two or three years old. So Heike’s we’re not going to sink because I’m miked up, and if we did that there will be bunch of sale orders going out today, so we’re going to hang off from singing, but happy birthday to you. Thanks for all your help in putting this together.
Okay. As Chad mentioned last night, the landscape of the oil field service industry has changed a lot over the last several years. The markets and the customers that we serve as well as ourselves changed a lot. And I want to stress and a key takeaway that I hope that you get out of my presentation is that Baker Hughes is probably the prefect example of some significant changes going on. I mean we’re really a poster child to that right now and it’s being driven by the market and by our customers.
We are transforming this company and it’s no exaggeration. Across our sector, I think you’d have to look far and wide to find any company that’s working as hard as we are to transform itself in this span of time that we are and are taking on as many of the issues.
I’m going to lay out for you the strategy and in large part it’s going to be extremely consistent as it should be with that you heard from Chad last night, but at the same time I’m going to lay out the objectives and how we’re going to measure the changes in this transformation and how we see the month folding. And as several members of my team as Gary pointed out are going to come up here and, if you will, hang a little bit more meat on the bones as to the specifics on that.
All right. For several years now, you’ve heard all of us at Baker Hughes talk about people, infrastructure and technology. But we also acknowledge that we have not been the market leader when it comes to growth. And that’s something that’s no longer going to be acceptable and it’s something that I’m committed to changing. And let me tell you how we’re going to deliver on that.
This is a pyramid, at top of the pyramid it’s much broader and larger that we use inside Baker Hughes that outlines our strategy. Our ultimate goal of Baker Hughes is to increase their share and that share must come at long term profitable growth. That’s how you measure us and that’s how we’re going to measure ourselves. Now to achieve that goal, as highlighted last night, we built our strategy on three key strategic imperatives or principles.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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We’re going to improve our customer intimacy. We’re going to achieve world-class operational effectiveness and we’re going to optimize our product portfolio. Now, first let’s talk about the new organization, okay. An organization’s architecture on its own is no guarantee of success obviously. However, I would argue that an ill-fitting organizational structure, if not aligned with what your strategy is, is going to prevent execution or at the very least, prevent it from being a sustainable execution. So what is it about our organization?
Well, we listen to our customers, first of all, who have been telling us that they want a company with a single face to themselves. Yet, to take Baker Hughes and make a single face to the customer, we had to essentially thread a needle to make sure that we could provide that single interface, but preserve our technology DNA which as you’re going to see here today and for those of you that know Baker Hughes, it’s part of our historical strength.
So our first priority was to achieve that single customer interaction, and remember, again in the past we were structured as seven individual product lines operating in many countries around the world servicing these customers but in a very fragmented fashion.
Today, Andy O’Donnell and Belgacem Chariag’s organizations provide a unified face to the customer and that enhanced by Nathan Meehan’s reservoir technology group affords us a much more comprehensive understanding of our markets. Additionally, Andy and Belgacem’s teams are also fully responsible for operational and financial execution. In short they own the P&L.
So how do you shift to a geomarket structure after a 100-year culture of being product line focused and still maintain that product line technology expertise? Well, you’re going to see some of that today as you walk around this facility. You got a continued commitment to invest in differentiating technologies. This company will spend $430 million this year in R&D. Derek Mathieson is charged with making sure that we place the right bets and his probability of success is substantially increased not decreased as a result of the geomarket, because of the insight it gives us holistically into what our customers needs are. So instead of looking at our customer needs through seven separate lenses, we’re able to look at our customer needs holistically and bring this services and technology we have to bear on their problems.
So we’ve talked about the geomarket structure and how we’re going to retain the technology leadership. But if we stop there, our strategy would be incomplete. Another central piece of the puzzle is an enterprise-wide IT and supply chain focus that delivers operational excellence, previously very difficult under a divisional model.
Now, our expectations on this are very simple, not to have the strongest IT support organization or the best supply chain organization in our sector or even in the E&P industry. As you will note, if you meet these folks, they are leading these functions, these are world-class executives by any industry standard. So I expect that our supply chain organization as well as our IT organization will be something that you read about, not in oil and gas channel but in the Harvard Business School. Okay, that is our expectations, that’s our aspirations and we put together leadership to achieve that.
Now on that same note, here are all the names of at least some of the people you’re going to hear from today. So having a great strategy is not enough and you know that, you also have to have the right leadership. So let me start with Andy O’Donnell, Andy is going to follow up here and talk about the Western Hemisphere operations. We reached inside when we reorganized this company and took one of the most seasoned and experienced executives to put in charge of the West.
For the Eastern Hemisphere, we went outside and we hired Belgacem Chariag from Schlumberger, who runs Eastern Hemisphere from Dubai. Nathan Meehan comes to us about 18 months ago and was the architecture putting together our reservoir strategy and has been instrumental and if you will, bundling together the right capabilities to make sure that we had the expertise we needed.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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Derek Mathieson joins us as the President of Product Lines and Overall Technology for Baker Hughes, joins us from Halliburton, he’s been with us about ten months. Clif Triplett, who is our CIO, joined us from Motorola, and Art Soucy who is a world class Supply Chain Executive and has done exactly what he is charged to do with for us, before at Pratt & Whitney. And you are going to hear more from Art on the Tour, not up here.
Okay. So this is the strategy, on top of our strategic pyramid, let’s move to customer intimacy. So what is it? Well first of all, star bursting all of your management out of Houston and putting them closer to the customer, it also means nationalizing your workforce which we’ve made great progress on to reflect our customer community, and it also means stop working through agents and stop working through distributors and build out an international infrastructure in the countries, so you can service your customers directly. And as you can see from that right graph, we have done a tremendous job in making sure that we have that international infrastructure.
In terms of operational effectiveness, I think we’ve already told you in previous meetings and calls that we anticipate as much as $300 million a year to come out of our global supply chain function and I have no doubt that we are going to achieve that. And Art, as I said, is going to provide you more details on the Tour.
In shared services, we are tracking cost savings of around $50 million starting in 2010. But the main point is we are leaving no stone unturned to achieve operational effectiveness in all of these categories. Every part of our organization is under scrutiny and the status quo is not going to be acceptable from any service organization in terms of quality or cost structure.
All right, on the operational — I am sorry — on the product portfolio, as Chad mentioned last night we recognized the gap that existed in our reservoir understanding capabilities, something we did hearing from the customer community, that you have the greatest tools, you have the best well site execution, we’re just in love with the technology that you are able to bring to market, but you’ve got to help us talk and exploit and monetize our most valuable assets. Now, certainly a lot of that came to unfold with the empowerment of the NOCs.
But with Nathan’s guidance, we went out and we acquired four top reservoir engineering companies, not second tier, not third tier, not the ones that were for sale, but actually engaged the very best we could find. And not any of them came to us or for sale at the moment, we went to them; Gaffney, Cline & Associates, GeoMechanics International, Helix RDS, and Epic Consulting.
So, now we have a strong presence in areas such as geophysical interpretation, geology, geomechanics, petrophysics, reservoir engineering and well engineering. These teams have been working hard and this is where the rubber meets the road to align, if you will, the former expertise of being a consultancy into our business model.
Ultimately what we want is to be in a position where our reservoir expertise is working in full partnership with our customer, the goal’s to work with our clients throughout the life of the reservoir, we’re also moving our people today, those great BOT and INTEQ and Hughes Christensen people from being tool related — oriented sales people to being solution providers. Now this doesn’t happen overnight, this takes a long time.
But in today’s world we have to fully engage using their language, using our customer’s language, if we’re going to maximize the value of these folks. And I’m very happy on the progress that we’re making. So, one of our big gaps in our product portfolio was our reservoir capability, then probably our second one was pressure pumping. Now Chad is going to speak to you a lot more extensively after the tour today. But I just want to touch on how it relates to filling some of the key technology gaps that we had.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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The left side of the chart highlights the product segments that BJ brings to the table. And I think people tend to think that it’s just a pressure pumping company overlooking other key technologies that we needed, such as cementing, such as coil tubing and such as offshore hydraulic pressure pumping. Across the top of the chart are the segments which reflect our view of the market. And you can see there is a strong alignment between the merger with BJ Services and our objective to strengthen capabilities in these key segments.
Now, I’ve outlined our strategy to deliver the transformation of the company, but talk is cheap, now we have to execute the strategies. Going forward, we plan to measure ourselves on these three major imperatives; the customer intimacy, optimizing the product portfolio and the operational effectiveness. And ultimately, we will measure how these strategic executions drive financial performance.
As I said earlier, we need to measure ourselves the way you measure us, and that’s what we’re going to do. And I recognize you may want more details on these dashboards, however, we’re refining some of these as we speak to move them from a product line focus or orientation over these past years to an enterprise perspective.
In particular, new product revenue, which is a key profitability indicator, as you all know was measured very different ways depending on the product line you were dealing with. Now that said as well, some of these dashboard metrics, I consider confidential and we will not divulge them. But what I do pledge to you is that if these three come clear to us and deemed appropriate to divulge or disclose then we will share them. So you can track our progress to these strategic imperatives.
In closing, I’d like to give you a little insight if you could know Baker Hughes as well as I do, right now as we stand here. First, we are the first to acknowledge that this is a very tough market. It’s tough pricing conditions, it’s highly competitive. Yet in contrast, our folks are really fired up. There is a pent up energy to finally be able to go out, take on the competition, and win. We are far less distracted company then we were under the DPA, and I can show you there is a great deal of confidence as well, nevertheless that comes with knowing, if you have the appropriate and necessary controls in place that you can build long-term sustainable value safely around the world.
We spent the last 18 months muscling up our reservoir expertise that takes a back seat to no one in terms of quality, experience or capability. And that’s the truth. And this is soon to be capped off by the combination with a very strong pressure pumping company that truly, we believe, itself has far more capability than its market share numbers would indicate, due to the unique challenges that it’s had of building an international franchise on the back of a single product line. So this broader and more value adding portfolio will be going to market, leveraging perhaps the most exciting thing going on in Baker Hughes, which is the geomarket reorganization.
So that’s why we are more optimistic and excited today then we were under far more buoyant market conditions a year ago, let’s say. Having the right structure, having the right leadership and having the right offerings to take to market, coupled with this organizational — coupled with organizational excitement is an attractive combination for winning.
Now these transformations, I will be the first one to tell you, are going take a lot of time. And I know however, that time is not a luxury you give anybody. Yet, I’m not going to short shift or rush anything at the expense of doing what’s right to build long-term differentiating performance for Baker Hughes. It’s not the right thing to do. We’re going to do it the right way. Now I know we have to prove it to you in our results, but I have no doubt that we are going to do that.
Okay. So thank you very much for your attention. And now I am going to ask Belgacem Chariag, our Eastern Hemisphere President, to come on up.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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Belgacem Chariag, Vice President and President Eastern Hemisphere Operations
Thank you, Martin. Good morning everyone. Let me start by saying that what’s going on in the Eastern Hemisphere and what will be going on in the Eastern Hemisphere for the months to come, if you execute some of the frontline strategy elements that Martin has gone through, is a lot.
I will not unfortunately be able, in this timeframe, to give you a lot of insight, a lot of details. But I’m going to focus on — I’m going to focus — first of all, by the end of these presentations you’re going to be extremely familiar with our strategy pyramid. And the reason I’m showing the strategy pyramid is to show you the role that the Eastern Hemisphere and the Western Hemisphere, from an operational standpoint, will play to ensure that the execution of this strategy is done right.
So, our objective to improve customer intimacy is really at the base of our long-term strategy. And to execute that intimacy, we’re going to focus on making sure that we have a global capability and that we have a customized local solutions for our clients wherever we work, which is a large scope around the Eastern Hemisphere.
Before I do that, let me give you a little bit of a quick insight on the market in the Eastern Hemisphere and where things are in terms of activity, drilling rigs, and customers and all that.
So, overall rig count in the Eastern Hemisphere, compared to summer of 2008, have dropped by about 15% as we see it from a peak of 713 rigs. Primary drop happened in the Middle East, which was driven by Saudi Aramco dropping about 23% of their activity, resulting in a total of 16% drop in the Middle East.
Africa has seen about 8% reduction in rig activity, even though offshore and deepwater in West Africa remained solid, especially for the long-term projects.
In Europe, while we saw stable activity in Norway, there has been a tremendous drop in rigs in the U.K., driven by the warm stacking of rigs, as well as the reduction of platform drilling activity, which theoretically is less pricy, but was easier to drop than long-term contract rigs.
In Russia, we’ve seen a sharp reduction in exploration activity of about 50% versus last year, compensated with an increased number of meters drilled, around 1.2 million meters drilled per month, average, which was flattish with Q2, Q3 last year. Little bit up from Q1 this year, and with an anticipation that it’s going to go up in Western Siberia by another 5%, going forward.
Finally in Asia-Pacific, we’ve seen a flat activity year on — with a little bit of reduction offshore activity in Australia, compensated by a little bit of increase in India and a few other places, but overall it’s a flat activity.
So you see that the market has shifted a little bit downwards in activity, solid market portions or segments such as deepwater have remained strong, yet overall activity, land activity, has dropped.
Now, if you go back to the strategy pyramid and basically focus on building global capabilities, which is one of the roles I have to play in my job and my team in the Eastern Hemisphere, the biggest challenges we have is to establish that footprint, establish the infrastructure, and establish the local capability and talent in the countries where we operate.
The second thing is deploying customized local solutions and ensuring that, as we get closer to our customers in the various countries that I’ll describe in a minute, we find solutions for their issues and problems localized, based on their reservoir challenges. So complexity of the reservoirs and diversity of the reservoirs in the Eastern Hemisphere is a major concern that we have to address and we have to be ready for.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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Let me take you through some of these challenges from a customer perspective, how they see the reservoir complexity and challenges and how we have to be ready to help them out. Starting with Africa, where there is a multitude of challenges, deepwater West Africa ranging from Angola, all the way up to Mauritania on the Western Coast, and consolidated reservoirs in Angola, West Africa with high production wells with a lot of unconsolidated sands, high temperature, deep, complex; tight gas, high pressure, high temperature in the western side of Algerian Desert in North Africa; low volume remote activity in Sub Sahara. Sub Sahara covers a huge area and because the activity is remote and in small pieces, presents a huge challenge from a logistics and efficiency standpoint. These are our Africa customers’ concern that we have to answer to.
Moving on to the other side of the Eastern Hemisphere, just to keep everybody geographically correct, deepwater in Australia and Brunei, as I said, deepwater activity remains solid in the U.K. and West Africa. If you combine U.K., West Africa deepwater activity, it’s very comparable to the North America, Brazil and Gulf of Mexico. Yet there is a growth towards the east in terms of these deepwater activities. And we see more and more projects in Australia, Brunei and many other places, Egypt.
So the challenge is increasing and shifting geographically and we have to be ready for it from an expertise standpoint. There is a lot of unconventional gas potentials that has — you’ve probably seen started, unconventional coal gas in Australia and India, unconsolidated clastic reservoirs complex in China and Indonesia, particularly China, which is very similar to the offshore West Africa complexity.
Going to the Middle East, well everybody always believes and thinks that the Middle East is a carbonate world and you pump water and you produce oil, it’s as simple as that. It’s really not the case. The Middle East is a large area. Saudi Arabia has very complex deep gas and highly corrosive environment in their wells, in the Khuff reservoirs, which require a huge talent and huge oil in the reservoir.
Egypt, Mediterranean, for us Egypt is part of the Middle East. Mediterranean Egypt has the same challenges as West Africa from a deepwater standpoint. Oman has one of the most complex tight gas reservoirs in the west of the country that is extremely difficult to drill, produce and sustain production. Kuwait is talking about — has been talking and will be talking about heavy oil.
We anticipate huge projects in Kuwait going forward related to heavy oil. Expertise in heavy oil in that part of the world is limited. Therefore, transfer of knowledge and talent to that part of the world in the Eastern Hemisphere and the Middle East in particular, is absolutely required.
Finally, there is a lot of mature reservoirs, and I just mentioned Egypt because of the Southern Egypt existing fields that have been there for hundreds of years, depletion and whether increased water production is becoming more and more of a problem. Therefore, you see the challenges range from a low end challenges to a high-end technology deepwater challenges.
Russia-Caspian has also got its challenges and I’m only summarizing a few. The highly fractured carbonates is used basically to show you that you can have highly fractured carbonate unconventional gas or unconventional reservoirs and thin-layered tight sand in the same country or in the neighboring countries.
Then Europe, declining oil production, the reservoirs are old increasingly for gas storage as an activity by itself and as a challenge. Deepwater, increase of challenges from high pressure, high temperature pushing to the frontiers of Arctic development, which is starting — has started and it’s probably going to be a good potential in the future, is another big challenge.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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All in all, whether it’s deepwater, unconsolidated formation, unconventional shale, highly fractured carbonate reservoirs, tight gas, we have the answers. We have the answers because our technology portfolio today is able to go and find solution and provide solutions to our customers.
But this is not the end. What we’re trying to do and you’ll hear that from Derek today, is how the process works in technology development by taking the issues and concerns from our customers and then kind of forward planning our technology development to be ready when these challenges are going to multiply, and they will multiply and the challenges are going to be even more from a reservoir standpoint.
So let’s shift a little bit to our capability and footprint around the world. It’s really important for me to note that we, Baker Hughes, operate today in the Eastern Hemisphere in over 79 countries. We have 195 locations around the Eastern Hemisphere. We operate with at least 12,000 people across the Hemisphere. We have 130 nationalities. And we believe we speak at least 12 languages.
That’s a huge portfolio, but this portfolio it can be difficult to manage if you’re not ready to manage it and if you have — if you don’t have the right model to manage it, which leads us to our geomarket model and just building on Martin’s comment about how we need to make sure that our organization structure is capable of delivering quickly the promise.
Our geomarket structure takes the Hemisphere and splits it into five regions; Africa, Europe, Russia-Caspian, Middle East and Asia. Takes the Hemisphere and splits it in 18 geomarkets. These geomarkets range from single country geomarket, example, Libya, Nigeria, Angola, Egypt to multiple country geomarkets, such as the Gulf geomarket, which has about seven countries, or Continental Europe, which could have between four or five active to probably 28 countries in the future. Those geomarkets are split based on our capabilities and the talent availability and the focus.
Why? Because we want to ensure that we have a focus on our customers, that we deliver our technologies all the way across the world to our customers, and there are people, are able to make decisions fast enough at the speed or even faster than the speed of our customer, which is the basis of the organization into the geomarkets.
Another axis of challenge that we have to face and we will face is the complexity of the network of national oil companies. If we’re capable of working with international oil companies, because we are used to working with them, we’re getting used to and we’ve done very well so far and we’re going to increase our capability to work with international oil companies.
It’s a widespread of different types of international — national oil companies that we are learning and we’re getting closer to and we’re focused on. Priorities, is every customer, priorities between IOCs and NOCs is none.
Every customer we work for is important and we’re teaching our people how to be close to every single opportunity and every single customer around the world, including the small national oil companies that we don’t know. Therefore, we need more than 12 languages, therefore, we need more than 130 nationalities, and therefore we need to be even more widespread.
We have special focuses with — historically with a couple of national oil companies, which you’re going to see today, maybe one, which is Aramco in Saudi Arabia in the latter part of the presentation, which are going to be leading and everybody else is going to follow in terms of focus and attention.
So, all the strategy, all the organization is not going to be able to be deployed unless we have an upfront investment. You heard from Chad last night, you heard from Martin quickly this morning, that a few years ago we started this investment. This investment is all over the Eastern
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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Hemisphere. All over the Eastern Hemisphere on strategic places, and there is many places to talk about, but we selected — have selected to kind of follow up on the same trend we’ve had last night and talk about Saudi Arabia, talk about the Middle East.
Eastern Hemisphere Education Center is a state-of-the-art integrated training center that Baker Hughes has opened last year. We have trained 6,000 plus people and training meaning competency improvement in the various product line competencies they have.
This training center is probably the product of the vision of the geomarket organization that we have today. It’s easy for me now to implement cross-product line training, because that center is there, because the idea has already been forward put. Over 430 classes have taken place and we have very, very interesting plans to carry this training center to even higher level.
In Saudi Arabia, which is one of our cornerstones from a national oil company, from a potential standpoint and from a long lasting relationship, we are planning to open, towards the end of this year, one of our biggest facilities globally. It’s a facility that hosts 275 office spaces over almost 20,000 square meters built. That facility also is going to host some of our local content efforts that we have been making to get closer to our clients and to provide more efficient operation, which is manufacturing. A screen manufacturing for equalizers, which has been a very successful technology in the Gulf, has been set up to be operating in the same facility and we could have other plans going forward also to enhance that and increase the portfolio.
From a technology standpoint, you’re going to hear today about the technology centers that we’re opening in key places around the world. Dhahran is one of them. We’re going to have the Technology Center in Dhahran, part of the Techno-Valley King Fahd University program, focusing on reservoir optimization, drilling efficiency, production — enhanced production and recovery, and most of all, tight gas for Saudi Arabia. As I mentioned, tight gas is becoming more and more interesting for Aramco in Saudi Arabia. So we’re going to have expertise developed right there to help Saudi Arabia and also to be able to export that expertise around the countries in the Middle East to learn from that experience.
Technology, there is tons of examples that I can go through, but I’m just going to briefly talk about the underbalanced coiled tubing drilling experience where we really deployed topnotch technology that we have, the leading technology, drilling technology for underbalanced coiled tubing drilling technologies resulting — and Khaled is going to show you a little bit more of that in his presentation — resulting in a tremendous improvement in production in existing fields in Saudi Arabia.
We also have been working and will continue work with the clients to increase our capability to extend our capability to drill extended reach wells and to — with an objective to extend the surface area of contact with the reservoir, which means directly increase production.
Investing in people is also, as was mentioned several times, very critical for us. And while we have lots of examples that are going on in the Eastern Hemisphere, this one is very dear to everybody’s heart, because this is one of the first times where a company comes in and improves and promotes local content through people as opposed through infrastructure and investment. We have gone and taken over 80 young, smart talent from high schools and promoted their education and helped improve their education.
Angola is a very good example, because lots of companies in the industry have failed over the years to develop local talent in Angola, because nobody went to the breadth of really nurturing and pushing the development of this talent a little bit earlier. As Chad mentioned, we have over 86 proud graduates that will love to work for us. If they all join us, we’ll be very happy. If not, we’d be happy to have contributed to producing talent in the region for the industry. If you read some of the comments they make, and I’ve really liked that comment that says, “I am surprised with the affection and attention we have been treated. It reflects the wonderful people you are”. He is talking
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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to us obviously and we’re proud of that. We are proud of that, and we’ll make sure that that affection and attention to those people continue, not only in Angola, but in every other place that we deem necessary for our growth.
I’ll take a few minutes for the sake of time. I know you have lots of questions on Iraq when we were talking last night. You’re very familiar with the Iraq activity and the potential that they have in terms of production. The Iraqi information that is out in public is that the Iraq Government, Southern Oil Company is extremely excited about the future, they are really anticipating to produce a lot more than they are today. They are going through the mechanics of rounds and contracts.
They have been very successful with one very important field, which is Rumaila Field, North and South, which produces probably the biggest in the region and they are about to start, primarily, operation very soon with the successful bidders of that project. Round two is going to take place around October, November this year and is going to produce hopefully more contracts for them.
Let me explain one thing. If you look at the chart, the pie chart below the map on the right hand side, that chart, the objective is to show you the portion of the market size in the next few years and how much of that is — what is in the rounds one and two, because people think Iraq business is in rounds ones and two only, Iraq business — maybe 50% of it is already in the hands of the Southern Oil Company, Nasiriyah Field, the Amara Field, Kurdistan and the Missan Oil Company. So there’s about 45 to 50% available market that’s going to be run by the national oil companies. The other 50% is going to be run by the JVs and companies that are going to be winning those rounds.
So the opportunities for us is that we can play both ways. We want to be able to play both ways, and I think the potential is huge. So where are we with respect to readiness? We believe we made a very nice progress, but we are not happy with our progress everyday, we want to be leading the entry in Iraq, we want to be leading a safe and secure entry in Iraq, that’s got to be clear.
Strong collaborations with SOC, MOC and IDC drilling companies and some of you saw some of those gentlemen yesterday here. Infrastructure preparation is well in progress that we’re going to be ready to have an operation capability, hopefully very soon and we will be participating in the markets with at least single segment, single product lines to evolve eventually in the future in a more interesting packaging and integrated services, hopefully when we feel the time is right.
Most of all, we will not do anything in Iraq until we feel that we are secure and we’re not putting our people at risk going in there. So until we are comfortable with that, nothing is going to happen and that’s moving in the right direction, I hope.
Finally, just to pick up on what Martin says about easy talk, are we going to execute? You bet we will, we will judge ourselves on our capability to deliver customer intimacy in the operations and financial. I personally am fully accountable for creating this energy in customer intimacy and creating these margins for Baker Hughes and leadership in terms of share gain and I will be responsible for that as long as I am in this job.
I talked about Iraq as an opportunity, but I would like to talk about another great opportunity, great success, I would say that is converting to even a growing opportunity for us in the future, which is Saudi Arabia and for this I would like to invite, Khaled Nouh who is our President, for the Middle East Region who is going to be talking about this opportunity and how much success we made so far. Khaled?
Khaled Nouh, President, Middle East
Thank you, Belgacem. Can you hear me? So, first I would like to thank you all for being here. I am very proud to present a country that is extremely close to my heart. The business in Saudi Arabia
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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has been quite challenging over the past couple of years and I want to just give you a bit of an idea of how the business is evolving, how we are positioned at Baker Hughes to address most of the challenges in the business and grow our business in Saudi Arabia.
So, first I will start by showing you a little bit of an overview of what Saudi Arabia is. Saudi, as you all know, is geographically the biggest country in the region that I am in-charge of, spread at 1.5 million square meters geographically. There is more than 85 fields currently producing or capable of producing in the very near future in Saudi Arabia.
Reserves is close to 320 billion barrels of oil equivalent. These are proven reserves. This represents almost 23% of the global oil reserves in the world. The sustainable capacity that Saudi Aramco has announced in the past is about 12 million barrels of oil production per day, this is sustainable, and around close to 10 billion SCFs or standard cubic feet of gas per day.
The average number of rigs that are currently drilling in Saudi Arabia, being offshore or land is about 100 rigs. We anticipate that the activity would remain as it is probably throughout the end of this year and the beginning of 2010 and beyond. So this is just a global facet look about what is Saudi Arabia from a geographical and from an oil reserves and oil and gas perspective.
So let’s drill a little bit more deeper on how do we at Baker Hughes look at the market in Saudi Arabia and understand it. So, the way we segmented the market in Saudi, it is segmented geographically as well as based on the nature of the reservoir.
So the first segment that we looked at is the Northern Area producing up North, which is offshore and land. In the offshore you will find mainly bigger reservoirs like Safaniya, Zuluf, Berri. In the land side you will find Abu Hadriyah, Fadhili, Khursaniyah.
The majority of these reservoirs are mainly low API. It cannot be classified as heavy oil, it’s not heavy oil. But it is close to 20 APIs with high H2S contents. And mainly the reservoirs are thin layers of sand streaks which represents a bit of a challenge to address these particular producing zones.
The second market segment would be in the center of Saudi Arabia, which is the famous mammoth Ghawar Field. Ghawar Field is not the only field in the center of Saudi Arabia. There’s also Khurais Field and other fields surrounding it. The majority of these fields are carbonates with conventional oil. However, due to the nature of beast these fields has been producing for some time and water cut is becoming an issue for Saudi Aramco as a producer.
The last segment that we have segmented the market in is the Southern fields, which is mainly abrasive, high-pressure, high-temperature fields, mainly three layers, which is the Khuff, pre-Khuff and they are mainly gas and condensate, high pressure, as I mentioned, high-temperature carbonates. So we can see that the market segmentation could look in the map as geographically. But if you look at it, it’s more of how the reservoir is behaving and how we at Baker Hughes are trying to address our particular offerings to address the challenges that each of this reservoir would possess.
So let’s look at one of the successes that I’m truly very proud of, to say the least. In the first market segment, which is the offshore environment in Saudi Aramco and this was specifically in the Safaniya thin streaks. We at Baker Hughes offered an integrated offering to Saudi Aramco where we basically run the 3D VSP survey to identify these thin laminations of thin streaks of sand.
We used our AutoTrak Rotary Steerable System to drill and steer the bottom hole assembly into this particular thin layer. Definitely the help of the AziTrak, which is a resistivity, it’s very close of the bit, we managed to steer these very, very thin layers of sand successfully. We installed our state-of-the-art equalizers to be able to equalize the flow, because this would be an open-hole completion.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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And finally, we cleaned these equalizers with the drilling fluid, Microwash. The result is mainly exposing almost two-thirds of reserves that have not been exposed in the past. I truly believe that this is the value, geomarket kind of brings in, which has integrated more than one product line to address one specific need by a customer.
So this is one of the successes that I am personally proud of. The second success that I am sure has been talked about in lots of occasions, which is water control using the equalizers.
So in Saudi Aramco usually the Ghawar Field produces in average per day about 5 million barrels of oil. The water cuts used to be at the average of 30 to 35 percentage. If you look at the red line on the curve here you will find that just a simple extrapolation of the water cuts would have revealed almost 60% of water cuts as we speak today.
Saudi Aramco Reservoir Management Department embarked on using intelligent completions and equalizers to control their water-flooding problem. And you can see here an example in Ain Dar, which is one of the fields in Ghawar Field, the Baker Hughes equalizer managed to reduce water cuts from almost 24% to about 16 or 15%, again, thanks to equalizing the flow from the reservoir depending on the permeability of the fractured reservoir. These are all open-hole completions, as you all know.
This is again something that I am also proud of. At Baker Hughes we were the leaders in introducing the equalizers technology. We still maintain being the preferred supplier of this technology. We will definitely strive to improve upon the technology and keep the benchmark to the rest of our competitors.
The last success that I would like to see and I am sure it’s not the last success throughout the time we have — Baker Hughes will continue being in Saudi, it’s the last success that I am presenting in this slide is an Hawiyah formation. So basically a very abrasive formation south of Saudi Arabia. We used our X-treme motors with X-treme INTEQ motors with the Quantec bit. The combination of both the motor, which you will see later on when you are doing the tour at the Technology Center.
And something that we should be very proud of is that these motors are produced and manufactured and designed where we stand here today in Celle. And these motors represent a massive competitive advantage when it comes to comparing ourselves and our performance to our competitors. We are very proud of having this technology here. I know for a fact that this technology is still under massive development and we will remain leading the environment and leading the other drilling contractors into this. So, here in Hawiyah we proved almost 60% improvement on the rate of penetration on the surface section throughout the combination of the right bit and the right motor and both are products of Baker Hughes.
So these are the three successes that we try to replicate and make more of them and they are all driven by the actual reservoir and actual drivers of our customers. And this is the beauty again of the geomarket where we can position our offerings closer to the customer and adjust and customize our offering to address specific challenges.
So how the market is evolving in Saudia, and I have had lots of people talking to me yesterday about this particular Ghawar Field project. So Saudi Aramco has always been pushing the envelope of the delivery of the service industry, being from just a discrete product offering, they have offered a lot of bundling services and integrated offerings and with this particular project, it’s the first time for Saudi Aramco to actually offer a full-fledged integrated project management project to drill 150 wells in Ghawar Field, and specifically in four of the fields south of Ghawar. For the first time Baker Hughes is very well positioned this time to be able to deliver upon the challenge. We, in the past, have always been very limited to what we can offer according to our — the way we were structured, which is basically discrete product services.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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Now, I think with the integration of the geomarkets, with the integration of all their product lines, as well as with our experience with international — integrated operations, we will be definitely able to deliver upon what the challenge that Saudi Aramco is putting in the market today. Just to give you an idea of how big the size of the project; drilling 145 wells in Ghawar, 11 different types of wells; Baker Hughes is going to deliver wireline logging, directional drilling/LWD, drill bits, fluids, pumping and stimulations through BGA, and finally, managing all third parties. So we will have control of the operations and we will deliver the wells to the customers to their standards without jeopardizing the standards of Saudi Aramco.
It’s one of the game changers, as I see it, and we at Baker Hughes are very well positioned with our technology and with our alignment of all the product lines towards the customer intimacy to be able to deliver upon the challenge that Saudi Aramco is giving us.
Investments in Saudi Arabia; there are lots of challenges as I mentioned in Saudi, and one of these challenges is tight gas. Today, the current gas production in Saudi is close to 10 billion SCFs. The projected expected demand is going to reach up to 15 billion standard cubic feet by 2015. Saudi is under some pressure to deliver this gas to infrastructure, so most of the gas is going to be used internally for internal infrastructure.
We are going to use the Dhahran Technology Center that will be commissioned sometime in 2010 to create a Gas Center of Excellence to address the specific needs of our customers through the help of the Reservoir Technology Group of Baker Hughes. This is something that we are very proud of. This Technology Center will be an engineering center that will address specific needs by the customers in the region and specific needs to Saudi Aramco. We also have moved away from just a technology center or an engineering center into a manufacturing facility.
So we do manufacture bits in Saudi Arabia. We do manufacture chemicals and we have a blending plant for Petrolite that does not only provide chemicals for the Saudi market, but also for the rest of the region. And as Belgacem mentioned, we are going to embark on another EQUALIZER sand control screens manufacturing in Saudi. This is just the beginning of a big journey that Baker Hughes is planning to have in the region, and the main start will be in Saudi and it will continue to create benchmarks for the rest of our competitors.
People, we have an objective. Currently, in Saudi Arabia, we have 43% of our population Saudi nationals. The objective is that we are going to reach 75% by 2014. If you look at percentage and you look at the growth that we are projecting, the number is going to be very, very big. Finally is technology, which is the backbone of our portfolio here at Baker Hughes. We have developed lots of technologies with Saudi Aramco. One of them is a technology that I’m also very proud of. You’re going to see it today.
It’s the 4-3/4 inch magnetic resonance tool, or the MagTrak. Please make sure that you see it today, because I was very proud when I saw it yesterday for my first time. It’s a technology that’s perceived in the rest of the world as impossible to be made and against the law of physics. We actually have it and we have run it to our customer, Saudi Aramco. We are proud to say that we developed this tool along with the Aramco Research Center, the Saudi Aramco Advanced ARC and it’s something that we will continue to have and develop a very strong relation with technology leadership with Saudi Aramco.
This basically summarizes my slides and I will move forward to — who is next? Are we taking a break or —? Please. Andy?
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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John A. O’Donnell, President, Western Hemisphere
Thank you, Khaled.
Khaled Nouh, President, Middle East
You’re welcome.
John A. O’Donnell, President, Western Hemisphere
Good morning. It’s a pleasure to be here. It’s not often I get to talk about the Western Hemisphere in a different Hemisphere. So, it’s kind of an unique opportunity. So, we talk — obviously, by now you’ve seen that our strategy and you can understand that for the geographic organizations, the sales and operation organization, a very key mission is development of customer intimacy and ultimately, this is going to lead to increased market share. Personally for me that’s my major focus and that’s going to lead to long-term profitable growth.
This is — customer intimacy is particularly important in the Western Hemisphere. Traditionally, we’ve had very strong relationships at the product line level. We’re quickly moving to leverage those to the enterprise level in finding very favorable customer response. I think when you talk about the Western Hemisphere, the thing that dominates the Western Hemisphere is volatility. You can either complain about this or you can embrace it, but as you can see from the supply — this slide here, the volatility in North America is extreme. Not only have we seen dramatic changes in volume but it’s the type of activity that we’re seeing. We’ll talk a lot about is that the shift is from conventional type of production to unconventional resources as we go forward.
To put it concisely, the big returns on conventional resources in this Hemisphere with South America are probably done. The unconventional resources are where the plays are but they are more and more complex and require different types of solutions. But with these reserves also comes a potential big gain for people who can react, redeploy, realign and reconfigure to take advantage of them. We have realigned to meet these challenges and are excited by the opportunities that they present going forward.
If you look at the Hemisphere that I’m responsible for, it’s got everything that you need in terms of diversity. You don’t — you can just go north and south to find every type of technology, every type of market situation, every type of customer. And that’s not to mention that we have the significant deepwater opportunities exist in the Gulf of Mexico and offshore Brazil.
If we start our journey kind of from North to South, we’ll look at, is in Canada, you’re seeing a very significant shift. The conventional drilling is very soft. In fact, if you look at the rig count, probably for the first time in my experience, the rig count is not all in Alberta; in fact, I think the rig count today probably is bigger in British Columbia and Saskatchewan than it is in Alberta. And this is because the plays now are in the unconventional resources such as the Horn River and the Montney and British Columbia and the Northern Bakken Shale, which is in Southeast Saskatchewan — Southwestern Saskatchewan.
I think there is still a lot of activity in the oil sands and a lot of people think that the oil sands have died, they have not. The construction has slowed down, there are still projects going on, but as a producer, it’s still a very significant producer. And it’s easy to anticipate that within the next five to ten years, the vast majority of Canadian oil production and maybe oil production in North America will come from the oil sands.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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We’re extremely well positioned for this, because we’ve been a player there for a good period of time. We’ve just recently, last week, had a grand opening for a new chemical service center in the Edmonton area. And on October 1, we’ll open our new Fort McMurray facility to serve the oil sands. So, we look to a long and profitable tenure in Fort McMurray.
The bottom line is, in Canada, it’s not the same old drilling story. It’s a changing market and we must change to react to it. If we move a little south, well the 48th parallel, we’ll see that North America or the U.S. section of it has much the same story. We’re finding that there is a dramatic shift from the conventional type of drilling to obviously these unconventional hydrocarbons.
We need to focus on and prioritize these basins and we’ve done that. We’ve done something that I’m very proud of that with the reservoir technology group we’ve done a basin-by-basin study. We have very granular knowledge about these basins and have used that information to develop and deploy our strategy going forward.
Our new organization is quickly facilitating a more basin-by-basin approach than the traditional approach we’ve had in the past. But with these unconventional markets, we have some challenges. For example, customer needs have increased. The reservoir risks are higher, the complexities are higher. That bodes well for a company that has strong technology base such as Baker Hughes.
This also entails a much more solution-oriented and we’re developing a lot more flexible and varied offerings for customers and particularly with the smaller customers that are very predominant in these unconventional plays, we’re finding good early success with that.
If we talk about going — continuing south, one the things that we’re really focused on is developing flexible go-to-market strategies to fit our customer needs. So, for instance, in Mexico, we look at every contract on a case-by-case basis and evaluate what’s the best way to go forward. It may be been a lead contractor such as we are in a deepwater offshore project. It may be as a subcontractor with a local lead. It may be as a single product supplier. And today we are doing all those things on a fairly significant scale.
Our brand continues to gain equity in Mexico, and we offer a flexible business model that has been well received by Pemex and also we are developing a strong execution capability locally.
If we talk about Brazil, and Mauricio Figueiredo who leads our Brazilian operation will follow me and give you more detail about that. We anticipate long-term profitable growth in Brazil. We also see long-term profitable, stable activity in the deepwater Gulf of Mexico. And the Gulf of Mexico has become extremely complex as you move to the deepwater with the Miocene and Lower Tertiary, and there are a lot of challenges there that we will face and overcome and make our customers successful.
In Brazil, the pre-salt basins are the — are quite technically challenging. We’ll talk a little more about that later. Also the challenge in deepwater is, I know you’ve heard a lot and Chad mentioned last night, a lot of the finds would have been done. As you talk to the customers, drilling and finding the oil is one level of complexity. The real complexity in these markets is going to be is producing this oil.
I think this bodes well for us with our very complete suite of production and completion technology, because that really is the challenge in some of these ultra-deepwater plays, is how to make those commercially viable.
Of course, as we grow our Western Hemisphere business, we also get to invest in some infrastructure. We get some leftover after we’ve invested in the Eastern Hemisphere and we’re using that wisely. And so we’re making the right investments in technology and people and places.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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In Latin America, we’ve established a very strong relationship with Petrobras. Up there on the slide is a picture of our new Technology Center that will be built in Rio. This is focused on the pre-salt. And the other part of this is really significant; it will allow us to tap the very talented Brazilian market to bring in high level of scientists.
We’ve also opened new facilities to support activities in the Marcellus and the Haynesville and have staffed those regions accordingly, fairly significant geographical shift for us in the U.S, you may think of it as a one market. Obviously, it’s a very large market and these shifts are not insignificant. In fact, we have insight that we feel that Pittsburgh may be bigger than Midland here by the end of the year.
The other part that is always key in our corporation is to invest in technology. And our focus clearly comes and Derek will talk some more about this is on maximizing the reservoir. We’ve changed our thinking to think rather than how do you sell discrete products is how do you maximize reservoir performance.
Also I can tell you that when you talk with customers about unconventional production, probably more — probably the first thing that comes to mind, because these wells are high risk, is how do you reduce the risk.
They’d rather take a more conservative approach and have a successful one than have a failure. So reducing risk is a significant aspect of the approach that you have to have in these new types of unconventional production.
We’ve also made significant investments in the most capable boat. You can see it in the lower right hand corner, in the Gulf of Mexico that will be launched sometime next year. Significance of this boat is, as I’ve shown in a previous slide, the deepwater plays are at significant distance offshore, 300 plus miles. This boat will be capable of catching multiple jobs in one trip, which means obviously we don’t have the dead-time, as it returns to shore and also that it will be capable of completing the jobs in a much more rapid fashion. And when you have a deepwater drill rig at a very expensive rate, that’s a significant aspect for the customer.
Investing in people is probably the thing that always incites me the most. As part of our reorg and market shifts, we’ve reshaped our organization, we can meet our new realties and get a very granular look at these diverse markets.
We spend a lot more time talking about markets in a very granular fashion, customer economics, things that we feel that we have to do successfully than we’ve done, and my experience with the company is very exciting.
I think our organization is responding extremely favorably to that. It’s unleashing the potential of the organization and I look forward to us winning quite strongly in the Western Hemisphere.
One of the most interesting things we’ve done is emphasized in our geographical areas, is putting people who are businessmen first over people who are product specialists. We found very favorable response from our customers in this aspect.
So some of our traditional thinking that people wanted people who had in-depth knowledge of products is being challenged because what we’re finding is, customers want to have us speak their economics and speak their success. Pretty simple stuff, but things that we’ve learned and executed quite well.
I too look forward to tracking our progress and reporting in the future. We’re a very competitive bunch, we look forward to being extremely successful in the future and we look forward to benchmarking with our Eastern Hemisphere colleagues as we go forward.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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So, I thank you for your attention and I’m going to call Mauricio Figueiredo to the podium now and he is going to speak in some more detail about Brazil.
Mauricio Figueiredo, Vice President, Brazil
Good morning, everyone. I would like to start by saying that I’m really lucky guy to be in Brazil and to be part of Baker Hughes. I am very proud of this organization and all the support that the top management has been giving to our operation for the last four or five years.
We have to give a little bit information on the market in our days. The current reserves, proven reserves, are in the range of 14 billion barrels. This does not include the pre-salt new discoveries, which are estimated around 30 billion barrels. There is a lot of different numbers on that, but the official number by the Brazil National Agency of Petroleum is around this number.
Offshore activity has been growing tremendously the last years in the range of eight to 10 rigs, additional rigs, per year and this is expected to continue for the — at least the coming five, six years. The production has reached over 2 million barrels a day, about 1.7 million of oil, remaining on gas equivalent.
90% of this production is offshore, what makes it easier for us to establish our local market. This number has been growing as the new discoveries comes. And my expectation is that for the near future, the investments in the offshore activity, deepwater, is going be even more than 90%.
40% of the current production is heavy oil. We’ve expected also this number to keep on reducing. It was over 50% about five years ago, but as the heavy oil production at Marlin field decreases, and new light oil is being introduced by the new discoveries, the percentage of heavy oil has been decreasing. More focus has been given by Petrobras at the gas production, as the market is looking for more utilization on gas, even on vehicles.
There is a huge opportunity still. As you can see, we still have almost 300,000 square kilometers of exploratory areas. Petrobras has already over 50% of this portfolio, and based on the new law, this will for sure grow in terms of Petrobras’ predomination in the market.
This is one of the reasons why I say that I am lucky to be in Brazil. Besides the fact that the market has been growing tremendously, the environment represents a perfect pitch to Baker Hughes and that’s one of the reasons for our success. At highly demanding wells each day, Petrobras needs more of our tools and our technologies. Many of those technologies are going to be visited while they tour. We are the only service company to have a BEACON center, real-time visualization center, inside our own facility to monitor performance and the complex reservoirs that are becoming more and more frequent as we move to the pre-salt project. They really need more technology, and one of those technologies is Intelligent Well Systems for the completions. And the left tells us that Petrobras had for Intelligent Well Systems to be filled. Baker Hughes was the only company technically qualified to participate in this challenge; so a lot of reasons to feel happy about what’s going on. We also have the flow assurance business at the first wells being produced out of the pre-salt in Espirito Santo.
I would like to share with you why we perceive we’ve been seen by the customers as a high performer organization. We have established a process, let’s say, to evaluate each opportunity by looking at the offset wells, understand what was done well and properly, understand why they had some downtime, non-productive time, and working a solution to improve the efficiency because what all the customers are willing to achieve is a minimum OpEx only 12, maximum production and of course, minimum cost per barrel produced. So what we do, we evaluate those data from the offset wells. We develop the solution, we present the solution, and we make sure we implement
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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properly the solution to reach what we promised. And the focus on execution needs not just technology but quality people, which has been our focus for the last five years, hire and training high talent people.
The fact that we have the BEACON center has been instrumental to monitor their operation real-time. This BEACON center, together with the real-time technologies, LW [sic] (LWD) technologies and the Co-Pilot, give us all the information we need to actually change the understanding of the geomechanical model and perform the adjustments in the drilling string, monitor vibration, minimize the vibration in the drilling string and with that we achieve much higher penetration rate, as well as much higher reliability on the tools. If we properly manage the environment, we end up with a much better performance in the well.
Well, this is just one example, very recent example, of a well that we drilled in Brazil for Petrobras. They actually had a kind of a contest. They asked each service company to present a proposal to improve efficiency drilling the pre-salt wells. Our solution was selected, and we implemented the solution at Iracema well the first time and we ended up saving to Petrobras 17 days. If you evaluate the price only of the rig, around $700,000 a day, you can imagine how much on savings we generated to Petrobras only at this well.
The blue curve is the offset well that we used to study the formation. The red curve is what we proposed to them we would achieve, and the green curve is actually what we have achieved. The flat in the end of the curve was just additional information they decided to collect. It was not related to any worsening in the performance. And right now we’re drilling another two wells at Tupi for Petrobras, based on this success.
As I mentioned before, our focus and our strategy is to keep the leadership of Baker Hughes at the deepwater activity in Brazil, mainly at the pre-salt, which represents all the future growth and opportunities. By delivering the lowest OpEx solution, we are sure we are going to keep this leadership. We are also going to expand and leverage to all the other product lines what we’ve been achieving so far.
We are going to keep focus on the implementation of the solutions to make sure we deliver what we promised to the customer and extend utilization of the BEACON center to more and more projects as we move on. As was mentioned before, we have the technology facility that’s been constructed in Brazil, which should be operative by end of 2010. We have already signed with Petrobras an agreement to develop jointly 11 projects. Another five projects are being discussed and this is going to keep differentiating ourselves from the competitors in Brazil.
Last comment, it’s about local content. It’s becoming important day after day. We have already started implementing some initiatives to build our local content. For example, in the chemicals side of the business, BPC has made an agreement with a local manufacturer of chemicals. We have rented a share of their facility. We are already producing chemicals in Brazil. We have added two initiatives that I would like to keep confidential at this stage, but this is going to help us improving our local content overall.
With that, I advise you guys to have a break, some refreshment, and I’ll wait for future questions if you have any. Thanks.
Gary R. Flaharty, Vice President, Investor Relations
Right. Thank you, Martin, Belgacem, Khaled, Andy and of course Mauricio. At this point, for our webcast audience, we will be taking a break.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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All right. So we’ll go ahead and get started at this point. I would like to welcome back our audience that is listening into the webcast for this second segment of our presentation this morning. And with that, it’s my pleasure to introduce Derek Mathieson, who is President of Products and Technology for Baker Hughes. Derek?
Derek Mathieson, President, Products and Technology
Good morning. Well, welcome to the last formal presentation this morning before the Q&A session with all the presenters. And I’m sure you have many questions that you are dying to ask. So we’ll get through this section pretty quickly.
You’ve seen the strategic framework show up in every presentation so far and I’m starting here as well. And really the — this presentation is looking at the role of products and technology to meet the overall goal of increased share and long-term performance. And I hope you got the feeling this morning that there is a — there is already a granular — a much more granular look at the market building up from all of the effort and focus of our geomarkets and regions around the world.
And I’d like to start by explaining our blueprint for linking this market development to the broad technology investment program that we have in Baker Hughes. So let’s look at this in a little bit more detail. Our core technology spans the product lines that you are familiar with at Baker Hughes, and in my organization I have six product-line Presidents whose day-to-day focus is on delivering the continuation of all of the progress we’re making in these core product lines.
Now you’ve heard from my colleagues this morning that there is a much closer look at market segments. So, what you see here are the — our first pass at the — how we are segmenting the market on a global basis to have a coherent look at the challenges from a technology perspective, so we can bring the right focus and technology roadmap together to meet the solutions across the world.
It’s not just about technology markets and segments; we also have to look at technology trajectory and solutions. So, there’s also another element here where, across all of the market segments, we have to look at multiple product line combinations to produce solutions that deliver much more value to our customers long-term. And some of these you’d be familiar with seeing, like production optimization, more than management. A few of these are already starting to pick up in the presentations from the geomarkets and regions, and we have to be clear that, as well as this blend of moving from product portfolio to market segment focus, we need to keep a longer-term view on the multiple product line combinations on a technology trajectory standpoint to deliver solutions to our customers long-term.
One of the things that I’m spending a quite a bit of time on at the moment is developing a clearer picture of what competencies we need in the organizations to fuel the — all of the change that we are seeing in the organization today. And some of these you’d be familiar with and some are a little bit of a change for Baker Hughes. The list here in engineered materials and complex fluids are all part of what we have been doing for a long time as a company, where some of the things that are a little bit newer are high temperature electronics, and you’ll see some of that as you go around the tour in Celle today and we’ll speak about it in a little bit more detail towards the end of the presentation.
A couple other things here that I want to bring out is Reservoir and Geoscience. I think fundamentally, for the first time, we’re looking at technology development in context with some of the reservoir challenges, rather than just some of the technical challenges that we’ve looked at before. It’s giving us a whole different view on what types of technologies and how they should be developed and brought to market. And the final one here is reliability, and I’ll spend a little bit
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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more time explaining really the market differentiating approach we’re taking to the liability in the new organization later in the presentation.
And one of the things that must be obvious as we go through the presentation this morning is the diversity of this marketplace. And if you look at the — where the frontier areas were, as Chad mentioned last night, just a few years ago, they are now in our backyard. So we’ve moved from our core position in the product lines to already having some market leading solutions for many of the market segments we’ve talked about this morning. And some of the pictures here show — the picture of shales, we have a number of solutions across both drilling and in the completion world for the unconventional gas markets.
The number of the other pictures here, when you look at deepwater, we’ve actually just this week turned on our first very high horsepower subsea distilling system for deepwater application. So it’s not just enough to get the fluids up from the well to the seabed, but in these very deepwater wells, you’ve got to get the fluids up from the seabed to surface. So our Artificial Lift portfolio has been working very hard to have a real stamp in the deepwater market.
And the final picture here is — on the right-hand side, is on geothermal and we, just this week as part of the announcements for the opening of the Celle facility. We are talking with the — we have been talking for number of years with the German government about a focused attention on geothermal activity. We had our first Steering Committee Meeting just yesterday as part of the formal opening of Celle. So some great forward-looking things on the market segment focus that are bringing many product line activities together.
Now, the other thing I would like to show on this slide is that there is also a shift when we look at the — and we’ve been doing a lot of market, granular market research, to figure out how big each of these market opportunities are around the world. And the one thing that we can’t ever ignore is the, in the conventional hydrocarbon market that’s been the mainstay for the last 50 years, there is still an enormous amount of activity around the world. So the segment here on — the high volume cost effective market is something that we have to play very, very close attention to because it’s prevalent in many of the markets and geomarkets that we work in around the world.
There’s already been a number of comments on the distribution channels, and one of the things that you — that’s clear in this area, is that no real formal definition of what is an integrated operations project or an integrated project management [inaudible] solution in the marketplace today. Our market environment has accelerated these new working models as both our customers and our competitors have been looking at ways to leverage their product lines and technologies more efficiently into the marketplace. And what we are seeing here — what we are showing here, is the spectrum of solutions that are emerging from our — what we know in the core product lines to — they’re this blend of flexible offerings all the way up to integrated product — project management and turnkey.
Now, each of these has a very different value and risk and responsibility profile, and some of the elements of these are shown in some of the words here. Now, I want you to take away that Baker Hughes are fully engaged in this activity. You are seeing some of the examples both in — in all of the earlier presentations today and we are building both our capabilities and experience to figure out exactly where and how we’re going to play in this marketplace. And that — selectively entering into this market’s something we’ve got to be, we’re very careful of. We’ve got to understand the risk and the opportunity, and essentially we are figuring out in the right business manager, in that manner, exactly where the core value is and where we can offer the more value to our customers here. And coming back to it, there is no common industry definition here, but we feel it’s starting to show and look a little bit like the — what you see on the screen here.
So Discrete Product Offerings, you’ve heard about flexible offerings in services, which is a way of bundling many products together in one commercial solution to the next level up, which is
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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integrated operations, where we have some project management oversight into managing rigs across many product lines, and right at the of the pyramid where you start to have decision or influence from some of the activities on how the wells or the fields are actually developed. And I think that you’re — we’re going to see, as this area matures over the course of the next year, a growing set of trends in exactly what these definitions are and how the various companies are playing within that spectrum.
Moving to reliability, one of the things we did in the new organization was to stand up on enterprise wide reliability on quality organization. This is responsible across all of the product lines and all of the regions. So Randy Phillips is our Enterprise VP and he will actually be with you on the tour today, so if you can please take that chance to quiz Randy on the breadth of reliability and quality assurance we have in the company as we walk you through some of the core facilities we have here in Celle.
No, I’d like to point out, three of the core programs in this very complex diagram that you see on the slide here, that we have three things we’re trying to push forward and as we stand this up and mature in the organization. One is a global quality management or operating system for Baker Hughes. Now as you can imagine, we’ve moved from seven different companies to one and we have seven different ways of handling many of the transactional process in the company. And most of these are truly functional, and we have to get to the point where to support our single geomarket structure we have one single way of managing everything from order entry all the way through product delivery on how we support these same activities in the field.
One of the key things, moving on to the second initiative, is the design for reliability process where we actually embed some of the fundamental things we want to achieve in each of the product lines as part of our stage gate development process for all the technologies. So part of the — as we launch into our new product development process, we’ll actually have a mission profile specked out for that product or solution that will stay with that product through its lifecycle.
So how do we test to confirm are we [inaudible] the mission, how do we look at results from the field to come back to, are we meeting the reliability profile that we said we’re going to promise as part of our delivery to the customers. And that brings us on to the third big initiative, which is failure to record and correct an active system. Many times technology organizations spend a great deal of time moving things all the way through the chain and then out to the field and then you’re done. And one of the big pieces here is that we need a very granular information gathering process from all of the service activities around the world, so we can measure our progress on every technology we deliver to the market.
And one of the things we’ve found is the — we’ve spent the last two years essentially trialing this organization in our drilling systems world. So, Randy and his team have over the last two years being building this processing system to drive improvement in our MWD and LWD business. And we’re already seeing some major impact on performance both in reliability actually on the rig side and taking cost out of repair and maintenance in the field. And almost all of this is based on a data driven approach on finding things that are actually happening in real time and looking at these trends and solving the things from an engineering perspective and putting back into the fleet. So it’s a — an ambitious project, but it’s one that when you take away all the gloss and what our customers are looking for in technology, they absolutely want to us to stand behind service quality. And this is one of the — it’s a major and major differentiator in the field, if you can do this and do it very, very well.
Our end goal here is predictable, repeatable, quality and reliability and I’m using the word predictable rather than high because when you talk about the market spectrums, if you all will say high-tech spec, high quality, high reliability, they end up with a cost basis that maybe pushes you out of the base markets and what we want to be able to do is to promise our customers with a certain degree of confidence that this technical specification is correct and that we can meet the
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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specification for this length of time in the environments that you’re working with. And again, for an engineering and technology organization, sometimes that’s a bigger challenge than saying, be the best you can be and make something that’s space-age.
So reliability and quality is going to be part of the — like the fabric and delivery of our engineering process as we move forward. I’ll talk about a little bit more colorful stuff, and I want to touch briefly on the areas of critical research within Baker Hughes. And one of the ones that I’m really excited about is nano technology, so some of the color pictures you see up here are carbon nanotubes.
Now before I started my journey in the oil sector, I did a PhD in micromechanics. It’s a — I’m long, long way from my routes today. That was back in the early ‘90s, just about the time when nano technology would start to see some prevalence. So I’m really pleased to see that this silent revolution that is going on in the — on the nano scale is something that’s actually touching the day-to-day activities on the oil side. And as we look at the fundamental challenges that have been thrown out from the regions in unconventional gas and in particular in some of the deepwater areas, we’re talking about extreme pressures and extreme temperatures and we’re asking things for — in our materials world are almost at boundaries of what’s achievable. One of the things we’re looking at doing today is using the — like the parallel of the research in nano technology to change some of the base tools that are available so that we’re able to actually meet some of the challenges in the — in these emerging markets.
And the example I’m going to pick out here is that in the last two months we mentioned a few times in completions that in the Lower Tertiary and in Gulf of Mexico that completions are going to be the biggest challenge, can’t we actually complete and produce the wells. And one of the things that that comes down to is, is materials, and the problems we have with the elastomers at very, very high pressures and temperatures is that they typically, they can’t stand the [inaudible] you don’t have the chemical resistance or the mechanical strength. And one of the things that we’ve been expert in within the last couple of years is changing some of the base molecular composition of our elastomers, and some are traditional elastomers that we know today with these carbon microstructures and we were able to greatly, by almost an order of magnitude improved the physical properties, the mechanical strength of the elastomers while not changing at all any of the chemical resistance of the elastomers. So all of a sudden, we have a new tool set that when you look at packer technology and seal technology for completions, we are able to do things that we weren’t able to do three or four years ago. So — and this is one example of many that we have in this exciting new area.
The second one I wanted to pick out was high temperature electronics, and again, when you look at some of the challenges of these new market segment areas there are — there is more and more push to you having this capability for some of the aggressive fields that we have both in Saudi Arabia and in US land.
Electronics are something that we — are throughout our business, especially in drilling systems, and I am really pleased to say that we have a world-class facility here in hybrid design and manufacture that you will see on the tour today. And investing on hybrid technology is a very, very big piece of having confident electronic capabilities in the 200 C and above range, and we have actually built these core capabilities here in Celle so we don’t have to work with, I would say, parties who actually understand the fundamentals of design and manufacture in-house in the very area where we are putting those into the tools for drilling systems.
We’re almost coming to close. The — building global capabilities is something that’s very important for technology as well. We — if we were just hiding in Huston we’re probably not going to be as effective as we might. Historically, Baker Hughes have been organized by product centers, if you like, so the spectrum of research through manufacturing were in seven different buckets around the world.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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Now one of things this slide shows is we’ve moved to an innovation type mode and we have two large innovation centers around the world, one in Huston that serves our completions and production business; and one here in Celle, Germany for our drilling systems on information evaluation. And these campuses, if you like, cover everything from research to prototype manufacture across the product lines that fit within that business segment.
And we — two things we are trying to achieve here is a much more rapid entry into the marketplace so that we have everything from research through to like prototype and test all in one site, so we don’t have to go outside and wait a long time to get things done so we can build and test and fix all this in one place. And we are finding that we are cutting the lead times in our research programs down from many years to months in some cases. So, these centers are going to make a big, big difference in terms of our rate of commercialization of technology, which is one of the measures I am going to be talking about to show how we’re doing here.
The second initiative, which we were talking about today, which we have already seen a number of glances at with the earlier presentations, is a move to create region technology centers. So we have these innovation centers that are focused more on research through to prototype and our region centers, which are really the baseline of the flip towards commercialization. So in our forward deployed areas, it’s going to be one in Saudi and Iran, and one in Rio in Brazil, we are going to have all of our product lines represented in these centers focusing on the — like the market segment challenges for the individual customers and creating that critical bridge to commercialization.
This is one of the things that — again coming back to the — any fully functional technology organization, it’s not just enough to create a product, you’ve got to create the bridge towards how those go into the market and how you look after the products through life cycles. So we are very, very excited about our region tech centers are seeing the next wave in creating that stable sustainable commercialization process.
Everyone’s mentioned tracking our progress, and I think one of the things I want you to take away from us as well, that I started with a market segment view of the world and we very much viewed technology as a business in Baker Hughes and we’ve been measuring our impact on the business as we moved forward over the next few years. And a couple of very key focus areas for me, which I’ve already talked about are rate of commercialization, so I want to see a record increase in the number of products and success of those products in the marketplace, and I’ll be very closely monitoring new product revenue by customer and by regions to measure our effectiveness not only in bringing products to market, but making sure we make that leap towards commercialization so we hit the target of the market share growth and increase profitable revenue streams for Baker Hughes going forward.
So, with that I close the last of the formal presentations and I’d like my colleagues back up to the front here if we’re — we’ll be happy to answer any questions that you have. Thank you.
Johannes Witte
Okay. Good morning, everybody. Before breaking out to the shop tour this — or the facility tour this afternoon after lunch, I would like to give a short introduction to what we do here in this facility.
This facility was founded little more than 50 years ago as a crystal diamond products company. We produced diamond basically — diamond corebits at the beginning. And the reason for that was that this was an American company and located in Salt Lake City and they had a facility in France and Paris and they changed over because of the problems in those days on getting the stuff over the border. They changed over to having — building up a facility here in Germany for the German market.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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Then we had several changes of course over the following decades and finally we were acquired in ‘91 by Baker Hughes. Why now the facility in Celle? Lot of questions — lot of times asked this question. Main reason for that was we were really here the Little Texas in the first half of the year [inaudible]. As a matter of fact, the first ever oil well that was drilled was very close here to Celle, that is roughly 150 years ago. And then in the best days we had more than 150 rigs at — working here and you can see just one example here of the rigs active in the area of Celle.
And then the plan, we had the plan in 2007, 2008 to set up the first class D&E center in Celle, in the facility that was the plan that was the original pictures there and the groundbreaking took place then last year, and as a result you have seen when you came in here the picture you have on the front of the building here, we have now 1,200 employees here on occasion beside of manufacturing of course, the biggest quantity, roughly 200 in operation.
We have more than 340 people working in engineering, and out of that more then 10% of them do have a PhD degree, more than 70% who have an advanced engineering degree. In addition, due to the excellent corporation with the universities around here we have roundabout 15 to 20 students in interns on the facility here and more than 60 apprentices here because that’s — I don’t know whether you are aware of that, in Germany typically you have three years apprenticeship and so you work 50% on the campus here in the manufacturing area and 50% at school. So after — so also not only in engineering but also in the manufacturing area we grow our potential, our personnel here.
Just to give you — back to engineering to give you an overview of the skill we have here, this is of course on the engineering side, that’s mechanical, electronic engineering, reliability engineering, manufacturing engineering and so on. On the science side, physicists, geophysicists, petro-physicists, all those capabilities here are on location and so the — but not only that. Focusing on the inside, focusing on the — also to be outside we have a lot of customer projects. We are known for having a real good relationship to — directly to our clients and have some cooperation working together with them on new products, on new technologies, not only here in Germany or Europe but all over the world.
Beside of that, this was mentioned this morning, we have quite good relationship to the government organizations here, less in the years of course, this is more than from the Houston side, from the Houston facility, but the Lower Saxony state government is really supporting us as well as the federal government here in Germany and the European Union as well, but last not least, universities, research institutes around here as well in Lower Saxony or Germany, all over Germany, EU, but also in the U.S.
If you just look at Celle here, the Celle [inaudible] you can see on the right side, Germany, the map of Germany there, Lower Saxony in the Northern part and Celle is almost in the middle of Lower Saxony here located. If you just draw a circle of 100 miles around Celle, you will see some interesting universities around here. That’s the Technical University of Lower Saxony that was recently founded, it’s a cluster of University of Braunschweig, Hannover and Clausthal-Zellerfeld, but we also work closely together with Universities like Bremen, Hamburg and also Göttingen. Not only this, but we work with Universities like [inaudible] in Germany — in Europe, but also with universities in the U.S.
Together with the idea of setting up the D&E center here we had the — we started the initiative and we heard about that before of the geothermal research, and from Baker Hughes side this means five topics here, reliability, materials, electronics, economics and education and training. And this is supported — you can see here on the gray columns, by several initiatives from Lower Saxony and from the German Federal Republic. This is the idea, the plan to set up a research and simulation center here in Celle, to a great extent owned by the government, not by Baker Hughes, but used together with Baker Hughes and this facility will be set up here close to this facility, that’s the plan
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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here, just east of this facility so that we have direct communication, direct exchange with universities here on location.
Coming to some of the highlights of tools and systems developed in Celle, I think the Baker Hughes motors direct [inaudible] are pretty well known, the Navi-Drills and these motors were developed here in Celle in the — I think it started in 1980, and they are first class all over the industry till today [inaudible]. And what many people do not realize, the first ever built PDC Bit was built in Celle as well, that was a cooperation with Shell, in those days, and I think it is well known that this is also first class in the industry nowadays.
Coming from these two tools to the systems navigational drilling, horizontal drilling, rotary steel bit drilling, all that was first in the industry out of Celle here. And we have some additional first-in-class products here. Just to mention some of them, this is Formation Pressure Testing. This is — we have the highest mud-pulse telemetry worldwide in the industry, and MagTrak we have heard this morning. [inaudible] was — is not doable, is physically not possible. We have done it and we won it.
If you look now at the complete BHA, we will see this BHA in the afternoon in one of our lab areas, a lot of tools, a lot of components of this modern [inaudible] is coming here from this facility in Celle.
And that’s it already, just to show you the map of the facility here. It’s — the complete campus is more than 2 million square feet. Roughly one-third of that, more than 65,000 square feet, is under roof and we are going through that. You see a top view over there on the picture there. And the red line shows the tour we will have this afternoon. Just to mention, this is less than half when you walk through that this is almost only half of the complete facility because we can’t make it all. We will go through the engineering labs, see the hybrid manufacturing there and go through the labs, see the BHAs there, go into manufacturing, go through manufacturing, [inaudible] quality there in that area and then repair or maintenance of used goods as well as assembly of new tools qualification, getting those tools out to the vehicle.
And that’s it, I think we’re ready for lunch now and meet up in the afternoon after lunch. Thank you.
Gary R. Flaharty, Vice President, Investor Relations
So that concludes our third segment of the webcast, and so we’ll say goodbye to our friends that are listening in by webcast. And we’ll get on to more important business which is lunch. Lunch is going to be served on the third floor of this building. We’re on the second floor. So if you go out these doors across the walkway, there is a stairway that goes upstairs. We’ve got a buffet lunch for you all. Please enjoy that and eat heartily, because when you go on this tour you’re going to have opportunity to work it all off.
Really, it is a great facility tour and we’re going to get you out and back here by about 2 o’clock, and if you’re all are ready we’ll probably try and start a little bit early on that, so we can try to accomplish that. But it is a great opportunity to see some of the technology. I know I’m still blown away with some of the new things that are here, the new building is absolutely fantastic, and you’re going to see a complete 4-3/4 inch BHA all strung up and it’s something rare to see because it takes a lot of space to do it. But it’s really going to be a really pleasant thing to see.
So with that, we’ll adjourn for lunch, again upstairs on the third floor and enjoy.
[Break]
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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Gary R. Flaharty, Vice President, Investor Relations
All right. Everybody can go ahead and get settled. We’ll go ahead and resume our webcast. And hope you all enjoyed the tour of the Celle facility. Sure you’ve had a chance to work off your lunch as we went through that. It is our pleasure now to close out today’s events here at Celle with our last presentation, which is Baker Hughes and BJ Services advancing reservoir performance and this will be Chad Deaton and Peter Ragauss. So Chad, I’ll turn it over to you.
Chad C. Deaton, Chairman, President and Chief Executive Officer
Thank you, Gary. Can you guys hear me? I’ve got about five slides to run through here [inaudible] slides for 24 hours [inaudible]. When I get down with my four or five slides, Peter is just going to verbally talk about a couple of the financial aspects of the transaction and then we’ll conclude after that.
I think clearly also one of the things that we’ve been quite consistent about and talking about the last year and a half is this build-out of our reservoir capability. And pressure pumping does allow us the opportunity now not to just be a well bore company or a completion company, but also a stimulation company to take that reservoir and get further out into that reservoir. So it links with many of our different product lines.
I’ll talk to mass here in a second because critical mass is something that affects both of us. I have a slide that shows where it affects BJ worldwide by not having the mass and it also affects us in certain parts of the world where the hydraulic fracturing, cementing, etcetera, does play a key part in the completions of the wells.
And I — looking at really the four main reasons why we made this acquisition, falls down under the area of the growth opportunities that we see, in international, integrated operations, deepwater and then of course in U.S. shales. You look at this slide and this is partly the mass slide. If you look at one of the challenges I think that BJ has had around the world, I’ll use Russia as an example, and I said to some of you last night at the dinner table, if we had only one or two product lines to try to operate in Russia across ten time zones in the huge geographical location, we wouldn’t be successful in Russia’s Baker Hughes either.
I think this was a real challenge that BJ was faced with, is how do you spread that frac equipment, 3 frac crews across an area without any other type of ongoing supporting services, etcetera and yet, from our side why we believe that we need a pressure pumping, coiled tubing and cementing company in Russia because again this is a huge market, it is going to require a lot of fracturing, and as the years go on, not only in Western Siberia but a lot of stimulation for Eastern Siberia. So we have a strong footprint there in Russia. If it makes sense that in time we’ll be able to build that up. Already we’ve had some positive feedback from Russian clients that are looking forward to hopefully see if we can work together to maintain that pressure pumping business there going forward.
Brazil and India are kind of a little different story. This is a case where you heard Mauricio today. We’re in a great position as Baker Hughes in Brazil, and actually BJ is in excellent position as being — doing most of the pressure pumping offshore Brazil. So again, that’s an opportunity for us to strengthen our footprint and our position in a key market that’s going to be there a long time. Same applies with India, they actually do a lot of the pressure pumping in offshore India and India is, I heard say, Belgacem say, one of our target counties going forward.
Mexico, as Martin said Pemex is very excited that with this acquisition it gives us a mass — critical mass in a place like Mexico, where again, pressure pumping and cementing, play a key role. I think there is a big opportunity in West Africa. Here’s a case where they do not have a strong footprint.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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They have several rigs that are entering that market, that they have seen many units placed on those rigs. One of the challenges they are faced with from some of the competition is to the client how are they going service these rigs in Angola or Nigeria, these are the places without bases there to do it, same with pressure pumping in a vessel. That will not be problem when we finally close this in that we made quite an infrastructure investment through West Africa, Nigeria and Angola and it’s not a problem at all to be able to host people and equipment in this sector to be able to service that market on the pressure pumping side as well as the cementing side.
Saudi Arabia, you’ve already heard us talk about it. Tight gas is a key area for Aramco. You’re going have to bring the frac trucks in order to play in that market. So again, they have a significant amount of horsepower in the Middle East, it’s not sitting in Saudi today, but we see an opportunity there to build that out.
North Africa is an area again where we both play, we both play quite strongly. So I think we’ll complement each other nicely in that area. Many of these — again, this wasn’t just done through the integrated operations or integrated project management side of things, but as we talked about last night, we talked about today, the clients are shifting to more of this type of model internationally and again the pressure pumping plays a big role in that area.
The other side of this thing is we know BJ well. We’ve got several projects around the world where we act as the Project Manager or the integrator and they are working for us on providing the cementing and in some cases stimulation and coiled tubing. So again, we — our people know their people and vice versa. So we think that that makes for a good fit.
The third area is this offshore in this market and where deepwater is going. We talked a lot about some of the challenges of these deep wells, the Jack well, the Trident white — Trident well, the Kaskida, the others that have been drilled in the Gulf of Mexico have not been completed yet. One of the studies that we did have GCA and GMI do for us internally end of last year was to try to understand these reservoirs, these Lower Tertiaries, the Wilcox plays. Clearly, all of them are going to be have to be fraced and we’re going to be talking huge massive fracs at the time, several million pounds of propane. Martin, I think or somebody showed you — I guess it was Andy, the vessel that we’re building for next year. BJ has ten vessels around the world, again, it gives us a mass or a size to be able to play in a very big growing market, not just hydraulic fractioning for stimulation but sand control and frac pack and that side of the business. West Africa, North Africa offshore, a lot of key areas where sand control is going to play a tremendous role in terms of completing these reservoirs and wells.
I also think one of the key areas that’s overlooked in BJ is their offshore cementing. I mentioned that the gas rigs gone into West Africa. They did something I think was very bright a couple of years ago when all these new build rigs were being commissioned and being built. They took and spent the money to lend couple of million dollars for installation to put these cementing units deep in these large rigs. They have a great reputation offshore, clients that you talk to liked their cementing services, they have come out tremendous ways over the last 10, 15 years and they’re well respected. So again, this is a fairly large chunk of their business and really internationally deepwater cementing business is dominated by three players. There is only three in that market, probably 99% of all cement is done by the three main players in that area.
And then I think many people think why we bought it, primarily because we wanted to play in the shale play. No doubt we do. I really think this will be the bonus for us as time goes on. We all know there is a lot of gas out there. It needs to burn off so to speak. But clearly, this is going to be a big area and fracturing plays 50% of the ticket. And in order to be a player in that area, you’ve got to bring the horsepower to it, and I think one of the challenges BJ had in order to play in it in the future is they would have to get into other things as well.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
Company▲	Ticker▲	Event Type▲	Date▲

This is a — actually an SPE paper, it’s called Intellifrac. It is going to be presented next week — at the SPE in next month in New Orleans. This was actually a project that for quite some time the two parties independently have any type of knowledge of acquisition had been working on. Of course, BJ from the fracturing side, the rock mechanics group that they have who was providing the fracturing type of data and they produced for quite sometime working on the frac explorer, the rock view, other imaging type and microseismic type measurements that we provide. They linked up on this project, and again, like I said it will be presented next month in New Orleans. So this is another immediate pull-through that we are going to see right off the bat. This isn’t something that we have to develop. It’s not something that we have to go outside and do. It is part of the reservoir side, the GMI acquisition, etcetera, that these two link extremely closely together.
The other side is about a fourth of their revenue, about $1 billion a year, a 2008 number, comes from some complementary type businesses. They’ve got some businesses in the area of pipeline pigging. We’re very small in that area and they’ve a very nice business there. They have a nice completion, a line that complements some of ours. They have a chemical services group that they have been moving up. So, we see these fitting in nicely with the existing Baker Hughes product line that are already there.
And one of the things that we will be doing is on the integration process. We filed our Hart-Scott-Rodino. We’re now in the process of waiting to get that through. We don’t know quite a lot, obviously we lose control when that goes in. We’re still hoping to close by the end of the year. If everything goes right even if we get a second request, it’s a possibility that we can do that. But in the meantime, we’re not waiting around in order to make sure that this is a smooth transition. Each side has agreed to name two senior executives to the integration team that will head it, a release, I guess, internally will go out, I can’t say the name yet, so — but it’ll be one of the senior executives that you’ve known and listened to and heard, and from their side will be one of their very top senior executives. And the two of them will then assign taskforce to be able to look at each individual area, whether it’s from facilities to HSE to HR, compensation, etcetera.
So during this next two to three months we’ll be working through these issues. We are using a third party to help facilitate these discussions, has a lot of experience on mergers and acquisitions, and we will be setting up a clean room so that if there are any potentially conflicting overlap or whatever, it will go through a clean room that will be regulated from the third party, so that we make sure we don’t end up with any problems on antitrust or compliance issues.
And finally, I think we all agree that it makes sense to make sure that as time goes on it becomes a full part of Baker Hughes, so the pace of the integration will be managed and hopefully we’ll be able to work through a lot of this through the transition, so when we finally do close on the day we close, we can prepare to take some next steps.
So with that, I’m going to just ask Peter to make a couple of comments.
Peter A. Ragauss, Senior Vice President and Chief Financial Officer
Sure. Thanks, Chad. So I’ll just cover a little bit about the transaction details, synergies, financing and button up on the timing. The transaction was announced on the 31st of August, on Monday morning, and as part of the transaction each share of BJ Services will receive two components of one cash and one in terms of shares of Baker Hughes. The cash portion will be $2.69 and they’ll also receive 0.40035 share of Baker Hughes, and approximately at today’s prices that’s about an 85% stock deal, 15% cash deal. And with that amount of stock, BJ Services’ stockholders will own 27.5% of the combined company pro forma. Also two director seats — two additional director seats to the Baker Hughes Board will be populated by — or nominated by BJ Services as part of the deal.
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
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As far as synergies go, what we did was we announced those synergies which were easily, readily identifiable and the numbers we quoted were $75 million in 2010, $150 million in 2011 and we also made the statement just based on public numbers. The deal would be accretive in 2011. The synergies will come from initially overlapping corporate activity and then it’s a pretty simple calculation. And then ultimately, we’ll be able to take out costs with respect to the support functions out in the filed and do a lot of property consolidations, etcetera, and maybe move some manufacturing around.
Is 150 the end of it, no. We think there could be a lot more than that, but that’s a number that we felt like I said was readily identifiable. And the integration team is actually going to be tasked with not only delivering on these synergies, but also finding as much as they can over the next four months of so.
As far as our financing, it’s not very complicated. We have $1.4 billion of cash on hand, which is more than we need to pay for the cash amount, which is about $780 million or so. We also have $1 billion in uncommitted credit facilities and BJ Services itself has about $200 million of cash on hand.
Obviously, as the time gets near to the closing of the transaction we will determine ultimately how we finance it both in the short term and the long term, but there is still a lot of time between — there is still four months between now and then and the capital markets can move quite a bit on you.
Balance sheet remains strong after the transaction. Credit ratings have been affirmed by the agencies. So that wasn’t — that was what we had thought and it’s nice to have that affirmed. And as far as the timing goes, the antitrust filing was made in the U.S. on Monday, which was right on schedule according to our merger agreement. We are working on the proxy statement as we speak. So we would expect to file that in the next week or so once we get everything buttoned up and we still hope to close the transaction by year-end. So far everything is on track. We’ve been a little over 2.5 weeks and things are right on schedule and it’s early days, but there is no reason to think we can’t achieve that.
So that’s all I wanted to say about the transaction and it’s pretty much what we’ve talked about over the past couple of weeks.
Chad C. Deaton, Chairman, President and Chief Executive Officer
Okay. Thanks, Peter. So to wrap things up, you’ve obviously seen our strategic triangle, you’ll see it one more time. Lot of work has gone into this over the last year, year and a half. Got ready to pull the trigger on many of these changes that we made. Again, just to wrap up on the three key areas in there, one is this improve the customer intimacy. And how we do that, a lot of it is through this organizational change, these people that we’ve developed, hired, brought in from our own organization and put them much closer and look much more like our clients. We added in the executives that we brought in that you heard from today from Randy, from Art on the supply chain and from others. We think that this is — not only do they work and help us make more efficient inside, but they also have a lot to do with our customers as well.
The operational effectiveness, I think the main ones to really at there is the supply chain that you heard about. We are excited about what we think we can do with that and with this new organization and the other one is in the efficiencies and shared services, especially a lot of the work that Peter has been doing in the finance side, which we only have another couple or three quarters to get that wrapped up, but we think long term that’s going to pay real benefits and real dollars down the line.
And then this optimization of the product portfolio, again from a couple of years ago when we did our strategic study with the Board at the time we clearly laid out the key things that we had to do,
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Baker Hughes, Inc.	BHI	Analyst Conference — Day 2	Sep. 17, 2009
Company▲	Ticker▲	Event Type▲	Date▲

and number one was reservoir and I feel very comfortable we are well down that path, and the number two was do something about a major gap in the pressure pumping side when the time was right and not do it — and you never know for sure if you’ve pulled the plug exactly in the right quarter, but I feel much better about this quarter than a year or two years ago or whatever.
So with that, we will wrap up our webcast. We thank the webcast participants for joining us today.
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